FILED BY INFINT ACQUISITION CORP

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14A-12

OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SEAMLESS GROUP INC.

COMMISSION FILE NUMBER: 001-41079

Seamless Group to consider fintech acquisitions following SPAC merger, CEO says

11:58 EDT, August 25 2022

Seamless Group, a global fintech platform for e-wallets, financial institutions and merchants, aims to expand its products in Southeast Asia and could consider bolt-on acquisitions to fuel that growth, said CEO Ronnie Hui.

The Singapore-based company announced on 4 August that it agreed to go public via a merger with InFinT Acquisition [NASDAQ: IFIN] in a deal that valued Seamless at USD 400m. The transaction is expected to close by the end of 1Q23.

Seamless has seen a lot of targets and has a list of companies that it could approach once the special-purpose acquisition company merger is complete, according to Hui. He added that capital from the merger will be put toward accelerating expansion in Southeast Asia.

Seamless provides financial services to unbanked and migrant workers in Southeast Asia through two business units – Tranglo and WalletKu.

Seamless plans to launch various B2C products such as e-money, payments, transportation gateway services, remittances, insurance, investment, and healthcare-related services, provided by a separate entity newly developed under Seamless once the InFinT acquisition closes, Hui said. It wants to launch those B2C services in the Philippines and Indonesia next year, followed thereafter by Vietnam, the United Arab Emirates, and Cambodia, he explained.

The company estimates about a USD 15m investment is required to develop the B2C system in a new country, meaning it would need about USD 75m-USD 80m to expand into those five countries, the CEO said.

Assuming no redemptions in the merger with InFinT, Seamless will have up to USD 189m in cash on hand at the close, according to a press release. While redemptions have been skyrocketing across SPAC mergers, Hui said he hopes redemptions remain low given the company’s profitability and growth potential. Shares of InFinT have remained steady slightly above USD 10 since the merger announcement.

The rest of the proceeds would be available for acquisition opportunities, Hui said, noting that buying certain licenses could speed up geographic expansion.

Having the necessary licenses is the No. 1 factor when considering potential buys, he said, adding that it could look for companies with e-money, money transfer, insurance, credit, debit card issuance, and lending licenses, among others. These acquisitions may be small – a couple of million dollars – and the strategic fit is more important than the amount of revenue a target might generate, Hui said.

Seamless expects to grow revenue 20%-30% “in the near future,” he said, declining to comment on past growth. As it adds B2C capabilities in new countries, that growth rate could increase, Hui said.

The company closed the acquisition of Tranglo, a B2B cross-border payment hub offering business payment, foreign remittance and mobile payment solutions, in November 2018. It also acquired WalletKu, the fintech platform for Indonesia’s micro, small and medium-sized enterprises (MSMEs), in June 2018.

Revenue is about evenly split between the two businesses, Hui said. Tranglo generated USD 48.7m in revenue in 2021 with USD 6.5m of EBITDA, according to a press release.

Airwallex is the company’s biggest competitor, Hui said. The Australian-based cross-border payments firm raised capital at a USD 5.5bn valuation in November 2021, though Hui noted that it isn’t profitable. In terms of company size, UK-based Wise [LON:WISE] is the largest competitor, but its presence is mostly in Europe, Hui said. He also pointed to other smaller competitors like UK-based WorldRemit, US-based Remitly [NASDAQ: RELY], and Philippines-based GCash.

Approached with SPAC proposals

Seamless had initially considered a traditional public offering in Singapore, London, and the US, according to Hui. Founder and then-CEO Alex Kong had met the Chairman of Nasdaq to discuss the option, he said.

It also had been approached by two other SPACs. A few months prior to the SPAC merger announcement, InFinT’s financial advisor, ARC Group, introduced the firm to Seamless.

InFinT was searching for a target outside the US and had started to home in on Southeast Asia for the region’s innovation and young population, said the SPAC’s CEO Sasha Edgarov. He thought American targets were too focused on capital and didn’t have enough of a strategic approach, he explained.

If it hadn’t met InFinT, Seamless probably would’ve gone public via an IPO next year, Hui said. The SPAC merger made sense because of InFinT’s expertise and connections to potential partners and acquisition targets, he explained.

Seamless was founded in 2014 and has about 300 employees. Kong, now executive chairman, owns the majority stake of the business, Hui said.

Nelson Mullins provides legal services to Seamless, and it uses Moore Stephens for accounting services.

by Rachel Stone in Charlottesville, Virginia

https://www.mergermarket.com/intelligence/view/intelcms-6cj4x2

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to the transaction, but does not contain all the information that should be considered concerning the transaction and is not intended to form the basis of any investment decision or any other decision in respect of the transaction. INFINT intends to file with the SEC a registration statement on Form S-4 relating to the transaction that will include a proxy statement of INFINT and a prospectus of INFINT. When available, the definitive proxy statement/prospectus and other relevant materials will be sent to all INFINT shareholders as of a record date to be established for voting on the transaction. INFINT also will file other documents regarding the transaction with the SEC. Before making any voting decision, investors and securities holders of INFINT are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the transaction as they become available because they will contain important information about INFINT, Seamless and the transaction.

Investors and securities holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by INFINT through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by INFINT may be obtained free of charge from INFINT’s website at https://infintspac.com/ or by written request to INFINT at INFINT Acquisition Corporation, 32 Broadway, Suite 401, New York, NY 10004.

Participants in the Solicitation

INFINT and Seamless and their respective directors and officers may be deemed to be participants in the solicitation of proxies from INFINT’s shareholders in connection with the transaction. Information about INFINT’s directors and executive officers and their ownership of INFINT’s securities is set forth in INFINT’s filings with the SEC, including INFINT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 23, 2022. To the extent that such persons’ holdings of INFINT’s securities have changed since the amounts disclosed in INFINT’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the names and interests in the transaction of INFINT’s and Seamless’ respective directors and officers and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the transaction between Seamless and INFINT, including statements regarding the benefits of the transaction, the anticipated timing of the completion of the transaction, the services offered by Seamless and the markets in which it operates, the expected total addressable market for the services offered by Seamless, the sufficiency of the net proceeds of the proposed transaction to fund Seamless’ operations and business plan and Seamless’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all; (ii) the risk that the transaction may not be completed by INFINT’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by INFINT; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of INFINT and Seamless, the satisfaction of the minimum trust account amount following redemptions by INFINT’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on Seamless’ business relationships, performance, and business generally; (vii) risks that the transaction disrupts current plans and operations of Seamless as a result; (viii) the outcome of any legal proceedings that may be instituted against Seamless, INFINT or others related to the business combination agreement or the transaction; (ix) the ability to meet New York Stock Exchange listing standards at or following the consummation of the transaction; (x) the ability to recognize the anticipated benefits of the transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Seamless operates, variations in performance across competitors and partners, changes in laws and regulations affecting Seamless’ business and the ability of Seamless and the post-combination company to retain its management and key employees; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction (xii) the risk that Seamless may fail to keep pace with rapid technological developments to provide new and innovative products and services or make substantial investments in unsuccessful new products and services; (xiii) the ability to attract new users and retain existing users in order to continue to expand; (xiv) Seamless’ ability to integrate its services with a variety of operating systems, networks and devices; (xv) the risk that Seamless will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xvii) the risk of product liability or regulatory lawsuits or proceedings relating to Seamless’ business; (xviii) the risk of cyber security or foreign exchange losses; (xix) the risk that Seamless is unable to secure or protect its intellectual property; (xx) the effects of COVID-19 or other public health crises on Seamless’ business and results of operations and the global economy generally; and (xxi) costs related to the transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of INFINT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by INFINT from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Seamless and INFINT assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Seamless nor INFINT gives any assurance that either Seamless or INFINT will achieve its expectations.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of INFINT or Seamless, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.